UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

April 23, 2014
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On April 23, 2014, Raymond James Financial, Inc. (the "Company") issued a press release disclosing its results for the second quarter ended March 31, 2014. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Current Report, including any exhibits hereto, is being furnished and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing of the Company with the Securities and Exchange Commission, whether made before or after the date hereof, regardless of any general incorporation language in such filings (unless the Company specifically states that the information or exhibit in this particular report is incorporated by reference).

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release, dated April 23, 2014, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: April 23, 2014

By: /s/ Jeffrey P. Julien

Jeffrey P. Julien
Executive Vice President - Finance,
Chief Financial Officer and Treasurer

EXHIBIT 99.1

RAYMOND JAMES

April 23, 2014

FOR IMMEDIATE RELEASE
Media Contact: Steve Hollister, 727.567.2824
Investor Contact: Paul Shoukry, 727.567.5133
raymondjames.com/media

RAYMOND JAMES FINANCIAL REPORTS FISCAL 2ND QUARTER 2014 RESULTS

- **Net revenues of $1.2 billion and net income of $104.6 million, or $0.72 per diluted share**
- **Record revenues and pre-tax income in the Private Client Group segment**
- **Record client assets under administration of $458 billion, up 13 percent from the prior year**
- **Outstanding loans at Raymond James Bank surpass $10 billion**
- **Seasonal factors and costs related to data center relocation impacted quarterly results**

ST. PETERSBURG, Fla - Raymond James Financial, Inc. (NYSE: RJF) today reported net revenues of $1.2 billion and net income of $104.6 million, or $0.72 per diluted share, for the second fiscal quarter ended March 31, 2014. Net income for the quarter was up 31 percent over the prior year's March quarterly earnings of $80 million, which included a large gain from the sale of a private equity investment (Albion Medical Holdings) that was almost completely offset by acquisition related expenses associated with the Morgan Keegan integration.

"We had a strong first half of the fiscal year, with a 5 percent increase in net revenues and a 33 percent increase in net income over the first half of the prior fiscal year, despite the positive impact of the Albion gains in the year-ago period," said CEO Paul Reilly. "For the quarter, a seasonal slowdown in M&A activity coupled with an increase in expenses prevented us from achieving a higher pre-tax margin. Such expenses included the first calendar quarter occurrence of elevated payroll tax and communication costs, as well as costs related to the relocation of our primary data center and increased air time for our television advertisements."

Segment Results

Private Client Group

- **Record quarterly net revenues of $812.2 million, up 12 percent from prior year's second quarter and 5 percent from preceding quarter**
- **Record quarterly pre-tax income of $77.1 million, an increase of 44 percent on a year-over-year basis and 8 percent on a sequential basis**
- **Private Client Group assets under administration reached a record $434 billion, up 12 percent over the year-ago period**
- **Pre-tax margin of 9.5 percent on net revenues**

The Private Client Group segment generated record quarterly results driven by record levels of advisor productivity, which was boosted by market appreciation and strong net new asset growth. Private Client Group fee-based assets reached $158 billion, representing 36.5 percent of total client assets in the segment, which should provide tailwinds for next quarter's results, as fee-based accounts in this segment are billed based on asset values at the beginning of the quarter.

"We are very pleased with our continued retention, record average productivity, and the net additions of financial advisors in the Private Client Group this quarter," said Reilly. "Further, recruiting activity remains vibrant in both our employee and independent platforms."

Capital Markets

- **Pre-tax income of $29.6 million on $224.4 million of net revenues**
- **Equity underwriting revenues increased 16 percent over the prior year's quarter and 19 percent over the preceding quarter**
- **Seasonally slow M&A revenues**
- **Fixed Income continued to generate reasonable trading profits**

The Equity Capital Markets division experienced a seasonal slowdown in M&A revenues, which declined by over $13 million, or 33 percent, from the preceding quarter. This decline was somewhat offset by robust equity underwriting results. Despite the healthy underwriting activity, institutional equity commissions of $66 million were essentially flat compared to the preceding quarter, partially due to three fewer trading days in the current quarter.

The Fixed Income division continues to be challenged by low interest rates. Nevertheless, the division's profit margins have remained resilient due to relatively consistent trading profits and disciplined risk and expense management.

Similar to M&A activity, the Tax Credit Funds business also experienced a slow period, as syndication fees declined by 28 percent compared to the prior year's quarter and 63 percent compared to the preceding quarter due to the timing of fund closings. Activity in this division remains vibrant.

Asset Management

- **Net revenues of $87.5 million, an increase of 26 percent over the year-ago quarter**
- **Pre-tax income of $29.9 million, representing a 34 percent profit margin**
- **Record financial assets under management of $62 billion, up 22 percent over the prior year and 3 percent over the preceding quarter**

The record results achieved by the Asset Management segment in the December quarter were aided by a large performance fee. Excluding this performance fee, the segment's net revenues and pre-tax income for the current quarter increased on a sequential basis, as asset levels were bolstered by market appreciation and strong net flows.

Raymond James Bank

- **Over $700 million in net loan growth during the quarter increased loan balances to $10 billion, a 19 percent increase over the prior year's quarter**
- **Criticized loans declined $124 million, or 40 percent during the quarter**
- **Modest net interest margin compression continued**

Raymond James Bank grew net loans by 7.7 percent over the preceding quarter. The loan loss provisions associated with the new loans were largely offset by improved credit quality of the existing loan portfolio and loan payoffs. During the quarter, the adjusted net interest margin declined by 5 basis points to 3.10 percent.

Other

Total revenues in the Other segment declined by over $16 million compared to the preceding quarter. The preceding quarter was benefitted by over $10 million in private equity gains, compared to a modest loss this quarter, and nearly $6 million of gains related to the disposition of auction rate securities.

"I am very pleased with our performance this quarter, given some of the seasonal drag that is typical in the beginning of the calendar year. The strong performance of the combined first two fiscal quarters is a better indicator of our current operating results," explained Reilly. "Looking forward, our record client asset levels give our PCG and Asset Management businesses good momentum for the future. The Bank continues to grow its loan portfolio although net interest margin compression has been a challenge to improved performance. We have outstanding

Capital Markets professionals but our results will continue to be impacted by both the equity and fixed income market environments going forward."

A conference call to discuss the results will take place tomorrow morning, Thursday, April 24, at 8:15 a.m. ET. For a listen only connection, please call: 877-666-1952 (conference code: 30508774), or visit raymondjames.com/analystcall for a live audio webcast. An audio replay of the call will be available until 5:00 p.m. on September 15, 2014, under the Investor Relations page of our website at www.raymondjames.com.

About Raymond James Financial, Inc.

Raymond James Financial, Inc. (NYSE-RJF) is a leading diversified financial services company providing private client group, capital markets, asset management, banking and other services to individuals, corporations and municipalities. Its three principal wholly owned broker-dealers, Raymond James & Associates, Raymond James Financial Services, and Raymond James Ltd., have approximately 6,200 financial advisors serving in excess of 2.5 million client accounts in more than 2,500 locations throughout the United States, Canada and overseas. Total client assets are approximately $458 billion. Public since 1983, the firm has been listed on the New York Stock Exchange since 1986 under the symbol RJF. Additional information is available at www.raymondjames.com.

Forward Looking Statements

Certain statements made in this press release, and comments made in the associated conference call tomorrow, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning future strategic objectives, business prospects, anticipated savings, financial results (including expenses, earnings, liquidity, cash flow and capital expenditures), industry or market conditions, demand for and pricing of our products, acquisitions and divestitures, recruiting pipeline, Fixed Income business outlook, anticipated results of litigation and regulatory developments or general economic conditions. In addition, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects," "forecasts," and future or conditional verbs such as "will," "may," "could," "should," and "would," as well as any other statement that necessarily depends on future events, are intended to identify forward-looking statements. Forward-looking statements are not guarantees, and they involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from those expressed in the forward-looking statements. We caution investors not to rely unduly on any forward-looking statements and urge you to carefully consider the risks described in our filings with the Securities and Exchange Commission from time to time, including our most recent Annual Report on Form 10-K and subsequent Forms 10-Q, which are available on RAYMONDJAMES.COM and the SEC's website at www.SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. We expressly disclaim any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

Raymond James Financial, Inc.
Selected financial highlights (Unaudited)

Summary results of operations

| | Three months ended | | | | |
	March 31, 2014	March 31, 2013	% Change	December 31, 2013	% Change
	($ in thousands, except per share amounts)				
Total revenues	$ 1,204,625	$ 1,170,298	3 %	$ 1,208,774	—
Net revenues	$ 1,178,645	$ 1,143,095	3 %	$ 1,183,402	—
Pre-tax income	$ 165,464	$ 131,017	26 %	$ 178,924	(8)%
Net income	$ 104,560	$ 79,960	31 %	$ 116,633	(10)%
Earnings per common share:					
Basic	$ 0.74	$ 0.57	30 %	$ 0.83	(11)%
Diluted	$ 0.72	$ 0.56	29 %	$ 0.81	(11)%
Non-GAAP results:[1]					
Non-GAAP pre-tax income	$ 165,464	$ 158,103	5 %	$ 178,924	(8)%
Non-GAAP net income	$ 104,560	$ 96,528	8 %	$ 116,633	(10)%
Non-GAAP earnings per common share:[1]					
Non-GAAP basic	$ 0.74	$ 0.69	7 %	$ 0.83	(11)%
Non-GAAP diluted	$ 0.72	$ 0.68	6 %	$ 0.81	(11)%

| | Six months ended | | |
	March 31, 2014	March 31, 2013	% Change
	($ in thousands, except per share amounts)		
Total revenues	$ 2,413,399	$ 2,307,807	5 %
Net revenues	$ 2,362,047	$ 2,252,583	5 %
Pre-tax income	$ 344,388	$ 270,164	27 %
Net income	$ 221,193	$ 165,834	33 %
Earnings per common share:			
Basic	$ 1.57	$ 1.19	32 %
Diluted	$ 1.54	$ 1.17	32 %
Non-GAAP results:[1]			
Non-GAAP pre-tax income	$ 344,388	$ 314,632	9 %
Non-GAAP net income	$ 221,193	$ 193,128	15 %
Non-GAAP earnings per common share:[1]			
Non-GAAP basic	$ 1.57	$ 1.39	13 %
Non-GAAP diluted	$ 1.54	$ 1.37	12 %

(1) There are no non-GAAP adjustments for the three and six months ended March 31, 2014 or the three months ended December 31, 2013. Refer to the discussion and reconciliation of the GAAP results to the non-GAAP results that follows the selected key metrics for information on the non-GAAP adjustments applicable to prior periods.

Raymond James Financial, Inc.
Consolidated Statement of Income
(Unaudited)

				Three months ended					
		March 31, 2014		**March 31, 2013**		**% Change**		**December 31, 2013**	**% Change**
		($ in thousands, except per share amounts)							
Revenues:									
Securities commissions and fees	$	805,719	$	764,989		5 %	$	782,180	3 %
Investment banking		67,311		50,255		34 %		79,797	(16)%
Investment advisory fees		88,096		65,503		34 %		93,414	(6)%
Interest		118,393		118,032		—		117,093	1 %
Account and service fees		101,024		88,400		14 %		93,574	8 %
Net trading profit		14,842		8,128		83 %		18,151	(18)%
Other		9,240		74,991 [(1)]		(88)%		24,565	(62)%
Total revenues		1,204,625		1,170,298		3 %		1,208,774	—
Interest expense		25,980		27,203		(4)%		25,372	2 %
Net revenues		1,178,645		1,143,095		3 %		1,183,402	—
Non-interest expenses:									
Compensation, commissions and benefits		812,291		763,047		6 %		804,945	1 %
Communications and information processing		69,503		65,018		7 %		61,854	12 %
Occupancy and equipment costs		39,897		38,694		3 %		39,685	1 %
Clearance and floor brokerage		9,876		11,405		(13)%		9,954	(1)%
Business development		36,667		31,488		16 %		32,244	14 %
Investment sub-advisory fees		13,798		8,410		64 %		11,799	17 %
Bank loan loss provision		1,979		3,737		(47)%		1,636	21 %
Acquisition related expenses		—		20,922		NM		—	NM
Other		41,635		41,071 [(2)]		1 %		42,473	(2)%
Total non-interest expenses		1,025,646		983,792		4 %		1,004,590	2 %
Income including noncontrolling interests and before provision for income taxes		152,999		159,303		(4)%		178,812	(14)%
Provision for income taxes		60,904		51,057		19 %		62,291	(2)%
Net income including noncontrolling interests		92,095		108,246		(15)%		116,521	(21)%
Net (loss) income attributable to noncontrolling interests		(12,465)		28,286		(144)%		(112)	NM
Net income attributable to Raymond James Financial, Inc.	$	104,560	$	79,960		31 %	$	116,633	(10)%
Net income per common share – basic	$	0.74	$	0.57		30 %	$	0.83	(11)%
Net income per common share – diluted	$	0.72	$	0.56		29 %	$	0.81	(11)%
Weighted-average common shares outstanding – basic		139,888		137,817				139,089	
Weighted-average common and common equivalent shares outstanding – diluted		143,636		140,722				142,597	

(1) Revenues in the three months ended March 31, 2013 include a $65.3 million gain (before consideration of noncontrolling interests and taxes) resulting from the sale of our indirect investment in Albion Medical Holdings, Inc. ("Albion"), as well as other pre-sale income received on the Albion investment. Since we only owned a portion of this indirect investment, our share of the gains after consideration of the noncontrolling interests (before any tax effects) amounts to $21.8 million.

(2) Other expense in the three months ended March 31, 2013 includes $6.9 million of goodwill impairment expense associated with our Raymond James European Securities ("RJES") reporting unit. The effect of this goodwill impairment expense on the pre-tax income attributable to RJF is $4.6 million as prior to April 2013 we did not own 100% of RJES. The portion of the impairment expense attributable to noncontrolling interest is $2.3 million.

Raymond James Financial, Inc.
Consolidated Statement of Income
(Unaudited)

	Six months ended		
	March 31, 2014	March 31, 2013	% Change
	($ in thousands, except per share amounts)		
Revenues:			
Securities commissions and fees	$ 1,587,899	$ 1,503,573	6 %
Investment banking	147,108	135,125	9 %
Investment advisory fees	181,510	127,573	42 %
Interest	235,486	241,158	(2)%
Account and service fees	194,598	176,851	10 %
Net trading profit	32,993	17,467	89 %
Other	33,805	106,060 [1]	(68)%
Total revenues	2,413,399	2,307,807	5 %
Interest expense	51,352	55,224	(7)%
Net revenues	2,362,047	2,252,583	5 %
Non-interest expenses:			
Compensation, commissions and benefits	1,617,236	1,525,595	6 %
Communications and information processing	131,357	125,384	5 %
Occupancy and equipment costs	79,582	78,172	2 %
Clearance and floor brokerage	19,830	21,573	(8)%
Business development	68,911	62,117	11 %
Investment sub-advisory fees	25,597	16,460	56 %
Bank loan loss provision	3,615	6,660	(46)%
Acquisition related expenses	—	38,304	NM
Other	84,108	71,848 [2]	17 %
Total non-interest expenses	2,030,236	1,946,113	4 %
Income including noncontrolling interests and before provision for income taxes	331,811	306,470	8 %
Provision for income taxes	123,195	104,330	18 %
Net income including noncontrolling interests	208,616	202,140	3 %
Net (loss) income attributable to noncontrolling interests	(12,577)	36,306	(135)%
Net income attributable to Raymond James Financial, Inc.	$ 221,193	$ 165,834	33 %
Net income per common share – basic	$ 1.57	$ 1.19	32 %
Net income per common share – diluted	$ 1.54	$ 1.17	32 %
Weighted-average common shares outstanding – basic	139,498	137,156	
Weighted-average common and common equivalent shares outstanding – diluted	143,065	139,669	

(1) Revenues in the six months ended March 31, 2013 include $74.4 million (before consideration of noncontrolling interests and taxes) arising from our indirect investment in Albion, an investment which we sold in April, 2013. Since we only owned a portion of this indirect investment, our share of the net income after consideration of the noncontrolling interests (before any tax effects) amounts to $23 million.

(2) Other expense in the six months ended March 31, 2013 includes $6.9 million of goodwill impairment expense associated with our RJES reporting unit. The effect of this goodwill impairment expense on the pre-tax income attributable to RJF is $4.6 million as prior to April 2013 we did not own 100% of RJES. The portion of the impairment expense attributable to the noncontrolling interests is $2.3 million.

Raymond James Financial, Inc.
Segment Results
(Unaudited)

	Three months ended				
	March 31, 2014	March 31, 2013 [1]	% Change	December 31, 2013	% Change
	($ in thousands)				
Total revenues:					
Private Client Group	$ 814,668	$ 728,822	12 %	$ 779,196	5 %
Capital Markets	228,139	228,981	—	244,993	(7)%
Asset Management	87,534	69,541	26 %	96,016	(9)%
RJ Bank	87,157	89,821	(3)%	83,873	4 %
Other [3]	3,982	70,062 [2]	(94)%	20,089	(80)%
Intersegment eliminations	(16,855)	(16,929)		(15,393)	
Total revenues	$ 1,204,625	$ 1,170,298	3 %	$ 1,208,774	—
Net revenues:					
Private Client Group	$ 812,239	$ 725,937	12 %	$ 776,669	5 %
Capital Markets	224,443	224,470	—	241,642	(7)%
Asset Management	87,524	69,538	26 %	96,013	(9)%
RJ Bank	85,218	87,397	(2)%	81,928	4 %
Other [3]	(15,626)	50,227 [2]	(131)%	820	NM
Intersegment eliminations	(15,153)	(14,474)		(13,670)	
Total net revenues	$ 1,178,645	$ 1,143,095	3 %	$ 1,183,402	—
Pre-tax income (loss) (excluding noncontrolling interests):					
Private Client Group	$ 77,115	$ 53,584	44 %	$ 71,510	8 %
Capital Markets	29,571	16,389 [4]	80 %	33,445	(12)%
Asset Management	29,864	20,860	43 %	31,836	(6)%
RJ Bank	56,798	64,276	(12)%	57,058	—
Other [3]	(27,884)	(24,092)	(16)%	(14,925)	(87)%
Pre-tax income (excluding noncontrolling interests)	$ 165,464	$ 131,017	26 %	$ 178,924	(8)%

Continued on next page

(the text of the footnotes in the above table are on the following page)

Raymond James Financial, Inc.
Segment Results
(Unaudited)
(continued from previous page)

	Six months ended		
	March 31, 2014	March 31, 2013 [1]	% Change
	($ in thousands)		
Total revenues:			
Private Client Group	$ 1,593,864	$ 1,443,124	10 %
Capital Markets	473,132	484,054	(2)%
Asset Management	183,550	135,170	36 %
RJ Bank	171,030	181,871	(6)%
Other [3]	24,071	95,521 [5]	(75)%
Intersegment eliminations	(32,248)	(31,933)	
Total revenues	$ 2,413,399	$ 2,307,807	5 %
Net revenues:			
Private Client Group	$ 1,588,908	$ 1,436,267	11 %
Capital Markets	466,085	475,252	(2)%
Asset Management	183,537	135,166	36 %
RJ Bank	167,146	176,819	(5)%
Other [3]	(14,806)	56,072 [5]	(126)%
Intersegment eliminations	(28,823)	(26,993)	
Total net revenues	$ 2,362,047	$ 2,252,583	5 %
Pre-tax income (loss) (excluding noncontrolling interests):			
Private Client Group	$ 148,625	$ 107,034	39 %
Capital Markets	63,016	45,642 [4]	38 %
Asset Management	61,700	41,803	48 %
RJ Bank	113,856	132,219	(14)%
Other [3]	(42,809)	(56,534)	24 %
Pre-tax income (excluding noncontrolling interests)	$ 344,388	$ 270,164	27 %

The text of the footnotes to the above table and to the table on the previous page are as follows:

(1) Effective during the quarter ended September 30, 2013, we implemented changes to our segments. These segment changes have no net effect on our historical consolidated results of operations. Prior period results, as presented, conform to our new reportable segments. For additional details, please refer to RJF's Form 8-K filed on October 16, 2013, and RJF's September 30, 2013 Form 10-K (both of which are available at www.sec.gov).

(2) Revenues for the three months ended March 31, 2013 include a $65.3 million gain (before consideration of noncontrolling interests and taxes) resulting from the April 2013 sale of our indirect investment in Albion, as well as other pre-sale income received on the Albion investment. Since we only owned a portion of this indirect investment, our share of the gain after consideration of the noncontrolling interests (before any tax effects) amounts to $21.8 million for the three months ended March 31, 2013.

(3) The Other segment includes the results of our principal capital activities as well as acquisition, integration and certain interest expenses incurred with respect to acquisitions. Refer to the Reconciliation of the GAAP results to the non-GAAP measures that follows the selected key metrics for quantification of certain acquisition-related amounts which impacted prior year reporting periods.

(4) The segment results for the three and six months ended March 31, 2013 were negatively impacted by a $4.6 million (RJF's portion) impairment of goodwill in our RJES reporting unit and a $1.6 million one-time RJES restructuring expense (refer to the Reconciliation of the GAAP results to the non-GAAP measures on the following pages).

(5) Revenues for the six months ended March 31, 2013 include $74.4 million (before consideration of noncontrolling interests and taxes) arising from our indirect investment in Albion, an investment which we sold in April, 2013. Since we only owned a portion of this indirect investment, our share of the net income after consideration of the noncontrolling interests (before any tax effects) amounted to $23 million for the six month period ended March 31, 2013.

Raymond James Financial, Inc.
Selected key metrics (Unaudited)

Details of certain key revenue and expense components:

	Three months ended		
	March 31, 2014	March 31, 2013 [1]	December 31, 2013
	(in thousands)		
Securities commissions and fees:			
PCG segment securities commissions and fees	$ 683,533	$ 615,185	$ 657,507
Capital Markets segment institutional sales commissions:			
Equity commissions	66,394	66,963	65,645
Fixed Income commissions	62,165	87,872	65,068
All other segments	90	96	88
Intersegment eliminations	(6,463)	(5,127)	(6,128)
Total securities commissions and fees	$ 805,719	$ 764,989	$ 782,180
Investment banking revenues:			
Equity:			
Underwritings	$ 22,397	$ 19,353	$ 18,751
Mergers & acquisitions fees and advisory fees	27,694	16,892	41,059
Tax credit funds syndication fees	3,363	4,686	9,159
Fixed Income investment banking revenues	14,240	11,072	10,833
Other	(383)	(1,748)	(5)
Total investment banking revenues	$ 67,311	$ 50,255	$ 79,797
Other revenues:			
Realized/Unrealized gain attributable to the Albion private equity investment	$ —	$ 65,334 [2]	$ —
Realized/Unrealized (loss) gain attributable to all other private equity investments	(904)	(459)	10,065
All other revenues	10,144	10,116	14,500 [3]
Total other revenues	$ 9,240	$ 74,991	$ 24,565
Other expense:			
Losses of real estate partnerships held by consolidated variable interest entities [4]	$ 11,969	$ 12,751	$ 8,596
Impairment of RJES goodwill	—	6,933 [5]	—
All other expenses	29,666	21,387	33,877
Total other expense	$ 41,635	$ 41,071	$ 42,473
Net (loss) income attributable to noncontrolling interests:			
Albion private equity investment	$ —	$ 43,577	$ —
All other private equity investments	447	71	6,255
Consolidation of low-income housing tax credit funds	(14,707)	(13,504)	(10,975)
Other	1,795	(1,858)	4,608
Total net (loss) income attributable to noncontrolling interests	$ (12,465)	$ 28,286	$ (112)

Continued on next page

(the text of the footnotes in the above table are on the following pages)

Raymond James Financial, Inc.
Selected key metrics (Unaudited)
(continued from previous page)

Details of certain key revenue and expense components:

	Six months ended	
	March 31, 2014	March 31, 2013 [1]
	(in thousands)	
Securities commissions and fees:		
PCG segment securities commissions and fees	$ 1,341,040	$ 1,210,722
Capital Markets segment institutional sales commissions:		
Equity commissions	132,039	122,873
Fixed Income commissions	127,233	179,775
All other segments	178	162
Intersegment eliminations	(12,591)	(9,959)
Total securities commissions and fees	$ 1,587,899	$ 1,503,573
Investment banking revenues:		
Equity:		
Underwritings	$ 41,148	$ 41,805
Mergers & acquisitions fees and advisory fees	68,753	60,703
Tax credit funds syndication fees	12,522	8,955
Fixed Income investment banking revenues	25,073	25,229
Other	(388)	(1,567)
Total investment banking revenues	$ 147,108	$ 135,125
Other revenues:		
Realized/Unrealized gain attributable to the Albion private equity investment	$ —	$ 74,370 [6]
Realized/Unrealized gain attributable to all other private equity investments	9,161	10,316
All other revenues	24,644 [3]	21,374
Total other revenues	$ 33,805	$ 106,060
Other expense:		
Losses of real estate partnerships held by consolidated variable interest entities [4]	$ 20,565	$ 16,057
Impairment of RJES goodwill	—	6,933 [5]
All other expenses	63,543	48,858
Total other expense	$ 84,108	$ 71,848
Net (loss) income attributable to noncontrolling interests:		
Albion private equity investment	$ —	$ 51,342
All other private equity investments	6,702	5,105
Consolidation of low-income housing tax credit funds	(25,682)	(18,744)
Other	6,403	(1,397)
Total net (loss) income attributable to noncontrolling interests	$ (12,577)	$ 36,306

(the text of the footnotes in the above table are on the following page)

The text of the footnotes to the tables on the previous pages are as follows:

(1)   Effective during the quarter ended September 30, 2013, we implemented changes to our segments. These segment changes have no net effect on our historical consolidated results of operations. Prior period results, as presented, conform to our new reportable segments. For additional details, please refer to RJF's Form 8-K filed on October 16, 2013, and RJF's September 30, 2013 Form 10-K (both of which are available at www.sec.gov).

(2)   Revenues in the three months ended March 31, 2013 include a $65.3 million realized gain (before consideration of noncontrolling interests and taxes) resulting from the sale of our indirect investment in Albion. Since we only owned a portion of this indirect investment, our share of the gain after consideration of the noncontrolling interests (before any tax effects) amounted to $21.8 million.

(3)   Total for the three months ended December 31, 2013 and the six months ended March 31, 2014, includes a $5.5 million realized gain on the December 2013 redemption by the issuer of Jefferson County, Alabama Sewer Revenue Refunding Warrants auction rate securities that resulted from the resolution of the Jefferson County, Alabama bankruptcy proceedings.

(4)   Nearly all of these losses are attributable to noncontrolling interests. After adjusting for the portion attributable to the noncontrolling interests, RJF's share of these losses is insignificant in all periods presented.

(5)   The impairment expense is associated with our RJES reporting unit. Prior to April 2013 we did not own 100% of RJES. After adjusting for the portion attributable to the noncontrolling interests, RJF's pre-tax share of this loss in the three and six months ended March 31, 2013 is approximately $4.6 million and the portion of the impairment expense attributable to the noncontrolling interests in the three and six months ended March 31, 2013 is approximately $2.3 million.

(6)   Revenues in the six months ended March 31, 2013 include a $65.3 million gain (before consideration of noncontrolling interests and taxes) resulting from the sale of our indirect investment in Albion, as well as other income received and valuation increases of the Albion investment. Since we only owned a portion of this indirect investment, our share after consideration of the noncontrolling interests (before any tax effects) amounts to $23 million.

Raymond James Financial, Inc.
Selected key metrics (Unaudited)

Selected Balance Sheet data:

	As of				
	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Total assets	$ 22.9 bil.	$ 21.9 bil.	$ 23.2 bil.	$ 22.2 bil.	$ 22.7 bil.
Shareholders' equity (attributable to RJF)	$ 3,888 mil.	$ 3,782 mil.	$ 3,663 mil.	$ 3,544 mil.	$ 3,471 mil.
Book value per share	$ 27.75	$ 27.07	$ 26.40	$ 25.62	$ 25.14
Tangible book value per share (a non-GAAP measure) [1]	$ 25.28	$ 24.57	$ 23.86	$ 23.06	$ 22.56
Return on equity for the quarter (annualized)	10.9 %	12.5 %	13.0 %	9.6 %	9.3 %
Return on equity for the quarter - computed based on non-GAAP measures (annualized) [2]	10.9 %	12.5 %	14.7 %	10.5 %	11.2 %
Return on equity - year to date (annualized)	11.7 %	12.5 %	10.6 %	9.7 %	9.8 %
Return on equity - year to date - computed based on non-GAAP measures (annualized) [2]	11.7 %	12.5 %	12.0 %	11.1 %	11.4 %
Total capital (to risk-weighted assets)	20.0 % [3]	20.4 %	19.8 %	19.2 %	18.1 %
Tier I capital (to adjusted assets)	15.8 % [3]	15.2 %	14.5 %	14.2 %	13.6 %

Private Client Group financial advisors:

	As of				
	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013 [4]	March 31, 2013 [4]
Raymond James & Associates	2,438	2,430	2,443	2,449	2,464
Raymond James Financial Services	3,288	3,279	3,275	3,246	3,217
Raymond James Limited	397	395	406	414	413
Raymond James Investment Services	79	74	73	72	71
Total advisors	6,202	6,178	6,197	6,181	6,165

Selected client asset metrics:

	As of				
	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
	(in billions)				
Client assets under administration	$ 458.1	$ 446.5	$ 425.4	$ 405.8	$ 406.8
Private Client Group assets under administration	$ 434.0	$ 422.9	$ 402.6	$ 387.3	$ 388.2
Private Client Group assets in fee-based accounts	$ 158.2	$ 151.2	$ 139.9	$ 131.8 [5]	$ 129.2 [5]
Financial assets under management	$ 62.3	$ 60.5	$ 56.0	$ 52.2	$ 51.0
Secured client lending [6]	$ 2.5	$ 2.4	$ 2.3	$ 2.3	$ 2.2

(the text of the footnotes in the above tables are on the following page)

Raymond James Financial, Inc.
Selected key metrics (Unaudited)
(continued from previous page)

The text of the footnotes to the tables on the previous page are as follows:

(1) Tangible book value per share (a non-GAAP measure) is computed by dividing shareholders' equity, less goodwill and other intangible assets in the amount of $358 million, $360 million, $361 million, $363 million, and $365 million as of March 31, 2014, December 31, 2013, September 30, 2013, June 30, 2013 and March 31, 2013, respectively, which are net of their related deferred tax balance in the amounts of $11.5 million, $10.2 million, $8.6 million, $8.4 million, and $9 million as of March 31, 2014, December 31, 2013, September 30, 2013, June 30, 2013 and March 31, 2013, respectively, by the number of common shares outstanding. Management believes tangible book value per share is a measure that it and investors use to assess capital strength and that the GAAP and non-GAAP measures should be considered together.

(2) Refer to the discussion and reconciliation of the GAAP results to the non-GAAP results that follows the selected key metrics. This computation utilizes the net income attributable to RJF, Inc.-non-GAAP basis and the average equity-non-GAAP basis, as presented in the referenced reconciliation, in the computation.

(3) Estimated.

(4) As of September 30, 2013 we refined the criteria to determine our financial advisor population. The historical counts have been revised to provide consistency in the application of our current criteria in all periods presented.

(5) Asset balances have been revised from the amounts initially reported in order to present computed balances consistently in all periods presented.

(6) Includes client margin balances and securities based loans available through RJ Bank.

Raymond James Financial, Inc.
Reconciliation of the GAAP results to the non-GAAP measures (Unaudited)

We believe that the non-GAAP measures provide useful information by excluding those items that may not be indicative of our core operating results and that the GAAP and the non-GAAP measures should be considered together. There are no non-GAAP adjustments in three and six months ended March 31, 2014 and the three months ended December 31, 2013, as the Morgan Keegan integration was substantially completed as of the end of the preceding fiscal year. The non-GAAP adjustments impacting the prior periods presented include one-time acquisition and integration costs (predominately associated with our Morgan Keegan acquisition) and restructuring expenses associated with RJES. See the footnotes below for further details of each item.

The following table provides a reconciliation of the GAAP basis to the non-GAAP measures for the prior periods which included non-GAAP adjustments:

	Three months ended March 31, 2013	Six months ended March 31, 2013
	($ in thousands, except per share amounts)	
Net income attributable to RJF, Inc. - GAAP basis	$ 79,960	$ 165,834
Non-GAAP adjustments:		
Acquisition related expenses [1]	20,922	38,304
RJF's share of RJES goodwill impairment expense [2]	4,564	4,564
RJES restructuring expense [3]	1,600	1,600
Sub-total pre-tax non-GAAP adjustments	27,086	44,468
Tax effect of non-GAAP adjustments [4]	(10,518)	(17,174)
Net income attributable to RJF, Inc. - Non-GAAP basis	$ 96,528	$ 193,128
Non-GAAP earnings per common share:		
Non-GAAP basic	$ 0.69	$ 1.39
Non-GAAP diluted	$ 0.68	$ 1.37
Average equity - GAAP basis [5]	$ 3,425,278	$ 3,373,165
Average equity - non-GAAP basis [6]	$ 3,437,299	$ 3,378,850
Return on equity for the quarter (annualized)	9.3%	N/A
Return on equity for the quarter - non-GAAP basis (annualized) [6]	11.2%	N/A
Return on equity - year to date	N/A	9.8%
Return on equity year to date - non-GAAP basis [7]	N/A	11.4%

(1) The non-GAAP adjustment adds back to pre-tax income one-time acquisition and integration expenses associated with acquisitions that were incurred during each respective period.

(2) The non-GAAP adjustment adds back to pre-tax income RJF's share of the total goodwill impairment expense associated with our RJES reporting unit.

(3) The non-GAAP adjustment adds back to pre-tax income a one-time restructuring expense associated with our RJES operations.

(4) The non-GAAP adjustment reduces net income for the income tax effect of all the pre-tax non-GAAP adjustments, utilizing the year-to-date effective tax rate in such period to determine the current tax expense.

(5) For the quarter, computed by adding the total equity attributable to RJF, Inc. as of the date indicated plus the prior quarter-end total, divided by two. For the year-to-date period, computed by adding the total equity attributable to RJF, Inc. as of each quarter-end date during the indicated year-to-date period, plus the beginning of the year total, divided by three.

(6) The calculation of non-GAAP average equity includes the impact on equity of the non-GAAP adjustments described in the table above, as applicable for each respective period.

(7) Computed by utilizing the net income attributable to RJF, Inc.-non-GAAP basis and the average equity-non-GAAP basis, for each respective period. See footnotes (5) and (6) above for the calculation of average equity-non-GAAP basis.

Raymond James Bank
Selected financial highlights (Unaudited)

Selected operating data:

	Three months ended					
	March 31, 2014	March 31, 2013	% Change	December 31, 2013	% Change
	($ in thousands)					
Net interest income	$ 84,527	$ 85,197	(1)%	$ 82,114	3%
Net revenues [1]	$ 85,218	$ 87,397	(2)%	$ 81,928	4%
Bank loan loss provision	$ 1,979	$ 3,737	(47)%	$ 1,636	21%
Pre-tax income	$ 56,798	$ 64,276	(12)%	$ 57,058	—
Net charge-offs (recoveries)	$ 1,832	$ 1,348	36%	$ (291)	730%
Net interest margin (% earning assets)	2.97%	3.28%	(9)%	3.04%	(2)%
Adjusted net interest margin [2]	3.10%	3.49%	(11)%	3.15%	(2)%

	Six months ended		
	March 31, 2014	March 31, 2013	% Change
	($ in thousands)		
Net interest income	$ 166,641	$ 172,943	(4)%
Net revenues [1]	$ 167,146	$ 176,819	(5)%
Bank loan loss provision	$ 3,615	$ 6,660	(46)%
Pre-tax income	$ 113,856	$ 132,219	(14)%
Net charge-offs	$ 1,541	$ 3,728	(59)%
Net interest margin (% earning assets)	3.00%	3.39%	(12)%
Adjusted net interest margin [2]	3.12%	3.57%	(13)%

RJ Bank Balance Sheet data:

	As of				
	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
	($ in thousands)				
Total assets [3]	$ 11,798,723	$ 11,252,420	$ 10,500,374	$ 10,557,039	$ 10,329,814
Total equity	$ 1,202,229	$ 1,138,374	$ 1,106,742	$ 1,113,726	$ 1,102,185
Total loans, net	$ 10,028,101	$ 9,312,762	$ 8,821,201	$ 8,689,389	$ 8,416,245
Total deposits [3]	$ 10,442,179	$ 10,012,324	$ 9,301,157	$ 9,146,617	$ 9,074,716
Available for Sale (AFS) securities, at fair value	$ 424,394	$ 438,957	$ 457,126	$ 481,808	$ 514,970
Net unrealized loss on AFS securities, before tax	$ (8,733)	$ (12,138)	$ (13,476)	$ (13,874)	$ (8,855)
Total capital (to risk-weighted assets)	12.5% [4]	12.7%	13.0%	13.4%	13.4%
Tier I capital (to adjusted assets)	10.4% [4]	10.7%	10.4%	10.7%	10.5%
Commercial Real Estate (CRE) and CRE construction loans [5]	$ 1,620,704	$ 1,446,684	$ 1,343,886	$ 1,207,060	$ 1,165,298
Commercial and industrial loans [5]	$ 5,947,379	$ 5,518,307	$ 5,246,005	$ 5,256,595	$ 5,225,544
Residential mortgage loans [5]	$ 1,741,965	$ 1,765,321	$ 1,745,703	$ 1,720,133	$ 1,698,678
Securities based loans [5]	$ 772,926	$ 667,307	$ 555,752	$ 501,994	$ 433,290
Loans held for sale [5] [6]	$ 109,622	$ 86,223	$ 100,731	$ 178,478	$ 91,329

Continued on next page

(the text of the footnotes in the above tables are on the following page)

Raymond James Bank
Selected financial highlights (Unaudited)

(continued from previous page)

Credit metrics:

	As of									
	March 31, 2014		December 31, 2013		September 30, 2013		June 30, 2013		March 31, 2013	
	($ in thousands)									
Allowance for loan losses	$	137,940	$	138,124	$	136,501	$	142,393	$	150,286
Allowance for loan losses (as % of loans)		1.37%		1.46%		1.52%		1.61%		1.75%
Nonperforming loans [7]	$	94,464	$	97,623	$	101,958	$	107,118	$	114,041
Other real estate owned	$	2,968	$	2,863	$	2,434	$	2,487	$	4,225
Total nonperforming assets	$	97,432	$	100,486	$	104,392	$	109,605	$	118,266
Nonperforming assets (as % of total assets)		0.83%		0.89%		0.99%		1.04%		1.14%
Total criticized loans [8]	$	186,435	$	310,704	$	356,113	$	426,309	$	360,810
1-4 family residential mortgage loans over 30 days past due (as a % 1-4 family residential loans)		2.60%		2.81%		2.89%		3.04%		3.36%

The text of the footnotes to the above table and the tables on the previous page are as follows:

(1)   Net revenues equal gross revenue, which includes interest income and non-interest income, less interest expense.

(2)   Excludes the impact of excess Raymond James Bank Deposit Program ("RJBDP") deposits held during the respective period. These deposits arise from higher cash balances in firm client accounts due to the market volatility, thus exceeding the RJBDP capacity at outside financial institutions in the program. These deposits were invested in short term liquid investments producing very little interest rate spread.

(3)   Includes affiliate deposits.

(4)   Estimated.

(5)   Outstanding loan balances are shown gross of unearned income and deferred expenses.

(6)   Primarily comprised of the guaranteed portions of Small Business Administration section 7(a) loans purchased from other financial institutions.

(7)   Nonperforming loans includes 90+ days Past Due plus Nonaccrual Loans.

(8)   Represents the loan balance for all loans in the Special Mention, Substandard, Doubtful and Loss classifications as utilized by the banking regulators. In accordance with its accounting policy, RJ Bank does not have any loan balances within the Loss classification as loans or a portion thereof, which are considered to be uncollectible, are charged-off prior to the assignment to this classification.